As filed with the Securities and Exchange Commission on May 23, 2000



                                    FORM N-8F
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                               INVESCO VALUE TRUST
                               (Name of Applicant)

                               File No.: 811-04595
                (Securities and Exchange Commission File Number)


                              7800 E. Union Avenue
                             Denver, Colorado 80237
                     (Address of Principal Executive Office)



                   Copies of all Communications and Orders to:

Glen A. Payne, Esq.                              Clifford J. Alexander, Esq.
7800 E. Union Avenue                             Susan M. Casey, Esq.
Denver, Colorado  80237                          Kirkpatrick & Lockhart LLP
                                                 1800 Massachusetts Avenue, N.W.
                                                 Washington, D.C.  20036-1800


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I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying  to   deregister   (check  ONLY  ONE;   for
         descriptions, SEE Instruction 1 above):

         [x]     Merger
         [ ]     Liquidation
         [ ]     Abandonment of Registration
                 (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]     Election  of status as a Business  Development  Company  (Note:
                 Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  INVESCO Value Trust

3.       Securities and Exchange Commission File No.:  811-04595

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x]      Initial Application       [ ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         7800 E. Union Avenue
         Denver, CO  80237

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Susan M. Casey, Esq.
         Kirkpatrick & Lockhart LLP
         1800 Massachusetts Avenue, N.W.
         Washington, D.C.  20036-1800
         (202) 778-9000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         INVESCO Funds Group, Inc.
         7800 E. Union Avenue
         Denver, CO  80237


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         NOTE:  ONCE  DEREGISTERED,  A FUND IS STILL  REQUIRED TO  MAINTAIN  AND
         PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                  [x]     Management company;
                  [ ]     Unit investment trust; or
                  [ ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [ ]     Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

         The fund is organized as a Massachusetts business trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         INVESCO Funds Group, Inc., the fund's investment adviser, is located at 7800 E. Union Avenue, Denver, CO 80237.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         INVESCO Distributors, Inc., the fund's principal underwriter, is located at 7800 E. Union Avenue, Denver, CO 80237.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

         Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]  Yes         [x]  No


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         If Yes, for each UIT state:
         Name(s):
         File No.:  811-______
         Business Address:

         Not Applicable.

15.      (a)      Did the  fund  obtain  approval  from the  board of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [ ]  No

                  If Yes,  state the date on which the  board  vote took  place:
                  August 5, 1998

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [ ]  No

                  If Yes, state the date on which the shareholder vote took place: May 20, 1999

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [x]  Yes          [ ]  No

(a)      If Yes, list the date(s) on which the fund made those distributions:

                  1) July 15, 1999 with respect to the reorganization of INVESCO Value Equity Fund, a series of INVESCO Value Trust, to become a series of INVESCO Stock Funds, Inc.

                  2) May 28, 1999 with respect to the reorganization of INVESCO Total Return Fund, a series of INVESCO Value Trust, to become a series of INVESCO Combination Stock & Bond Funds, Inc.

                  3) June 4, 1999 with respect to the merger of INVESCO Intermediate Government Bond Fund, a series of INVESCO Value Trust, into INVESCO U.S. Government Securities Fund, a series of INVESCO Bond Funds, Inc.


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         (b)      Were the distributions made on the basis of net assets?

                  [x]  Yes          [ ]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [x]  Yes          [ ]  No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated.

         (e)      LIQUIDATIONS ONLY:

                  Were any distributions to shareholders made in kind?

                  [ ]  Yes          [ ]  No

                  If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:  Not Applicable.
         Has the fund issued senior securities?

                  [ ]  Yes          [ ]  No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

         Not Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [x]  Yes          [ ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19.      Are there any  shareholders who have not yet   received   distributions
         in  complete  liquidation of their interests?

                  [ ]  Yes          [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


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III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [ ] Yes           [x] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
         (b)      Why has the fund retained the remaining assets?
         (c)      Will the remaining assets be invested in securities?

                  [ ] Yes           [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ] Yes           [x] No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses  incurred in  connection  with the Merger or
                  Liquidation:

                  (1)  Reorganization involving INVESCO Value Equity Fund:
                       (i)    Legal expenses:                        $  9,255.76
                       (ii)   Accounting expenses:                        500.00
                       (iii)  Other expenses:
                                 Postage and Printing:                 35,408.88
                                 Proxy Solicitation:                   24,154.82
                       (iv)   Total expenses for Reorganization
                                 involving INVESCO Value Trust:        69,319.46

                  (2)  Reorganization involving INVESCO Total Return Fund:
                       (i)    Legal expenses:                        $ 17,985.96
                       (ii)   Accounting expenses:                        680.08
                       (iii)  Other expenses:
                                Postage and Printing:                  71,485.16
                                Proxy Solicitation:                    46,933.08
                       (iv)   Total expenses for Reorganization
                                involving INVESCO Total
                                Return Fund:                         $137,084.28


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                  (3)  Merger involving INVESCO Intermediate Government
                       Bond Fund:
                       (i)    Legal expenses:                        $  6,291.06
                       (ii)   Accounting expenses:                      7,941.68
                       (iii)  Other expenses:
                                 Postage and Printing:                 57,761.64
                                 Proxy Solicitation:                   15,463.94
                       (iv)   Total expenses for Merger involving
                                 INVESCO Intermediate Government
                                 Bond Fund                           $ 87,458.32

         (b)      How were those expenses allocated?

                  (1)  Reorganization involving INVESCO Value Equity Fund:

                       INVESCO Funds Group, Inc.                             50%
                       INVESCO Value Equity Fund                             50%

                  (2)  Reorganization involving INVESCO Total Return Fund:

                       INVESCO Funds Group, Inc.                             50%
                       INVESCO Total Return Fund                             50%

                  (3)  Merger involving INVESCO Intermediate Government
                       Bond Fund

                       INVESCO Funds Group, Inc.                             50%
                       INVESCO Intermediate Government Bond Fund             15%
                       INVESCO U.S. Government Securities Fund               35%

         (c)      Who paid those expenses?

                  (1)  Reorganization involving INVESCO Value Equity Fund:

                       INVESCO Funds Group, Inc.                     $ 34,659.73
                       INVESCO Value Equity Fund                     $ 34,659.73

                  (2)  Reorganization Involving INVESCO Total Return Fund:

                       INVESCO Funds Group, Inc.                     $ 68,542.14
                       INVESCO Total Return Fund                     $ 68,542.14


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                  (3)  Merger involving INVESCO Intermediate Government
                       Bond Fund:

                       INVESCO Funds Group, Inc.                     $ 43,729.17
                       INVESCO Intermediate Government Bond Fund     $ 13,524.51
                       INVESCO U.S. Government Securities Fund       $ 30,204.64

         (d)      How did the fund pay for unamortized expenses (if any)?

                  (1)      Reorganization involving INVESCO Value Equity Fund:

                           Not Applicable.

                  (2)      Reorganization involving INVESCO Total Return Fund:

                           Not Applicable.

                  (3)      Merger involving INVESCO Intermediate Government Bond
                           Fund:

                           INVESCO U.S. Government Securities Fund assumed all liabilities of INVESCO Intermediate Government Bond Fund.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ] Yes          [x] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ] Yes          [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ] Yes          [x] No

         If Yes, describe the nature and extent of those activities:


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VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  1) With respect to the reorganization involving INVESCO Value Equity Fund, the surviving fund is INVESCO Value Equity Fund, a series of INVESCO Stock Funds, Inc.

                  2) With respect to the reorganization involving INVESCO Total Return Fund, the surviving fund is INVESCO Total Return Fund, a series of INVESCO Combination Stock & Bond Funds, Inc.

                  3) With respect to the merger involving INVESCO Intermediate Government Bond Fund, the surviving Fund is INVESCO U.S.
                      Government Securities Fund, a series of INVESCO Bond Funds, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  1)  INVESCO Stock Funds, Inc.                        811-01474

                  2)  INVESCO Combination Stock & Bond Funds, Inc.     811-08066

                  3)  INVESCO Bond Funds, Inc.                         811-02674

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  1) Reorganization of INVESCO Value Equity Fund, a series of INVESCO Value Trust, to become a series of INVESCO Stock Funds, Inc.

                           File number:     811-04595
                           Form type:       DEF 14A
                           Date filed;      March 26, 1999

                  2)  Reorganization  of INVESCO  Total Return Fund, a series of
                      INVESCO   Value  Trust  to  become  a  series  of  INVESCO
                      Combination Stock & Bond Funds, Inc.

                           File number:     811-04595
                           Form type:       DEF 14A
                           Date filed:      March 26, 1999

                  3) Merger of INVESCO Intermediate Government Bond Fund , a series of INVESCO Value Trust, into INVESCO U.S.
                      Government Securities Fund, a series of INVESCO Bond Funds, Inc.

                           File number:     002-57151
                           Form type:       N-14/A
                           Date filed:      March 17, 1999

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of INVESCO Value Trust, (ii) he is the Secretary of INVESCO Value Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date:                                               /s/ Glen A. Payne
       May 22, 2000                                 ---------------------
                                                    Name:   Glen A. Payne
                                                    Title:  Secretary